TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position			1
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss			2
Condensed Consolidated Interim Statements of Changes in Equity			3
Condensed Consolidated Interim Statements of Cash Flows			4
Notes to the Condensed Consolidated Interim Financial Statements	5	–	30

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at February 28, 2022 and August 31, 2021
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	FEBRUARY 28, 2022	AUGUST 31, 2021
		(Note 30)
ASSETS
Current assets
Cash	$82,287	$55,365
Short-term investments (Note 4)	68,458	128,190
Accounts receivable (Note 5)	23,318	21,035
Loan receivable (Note 6)	—	250
Biological assets (Note 7)	13,295	12,122
Inventories (Note 8)	42,892	36,696
Prepaid expenses and deposits	6,309	6,957
	236,559	260,615

Restricted funds (Note 27)	34,940	31,109
Property, plant and equipment (Note 9)	240,924	235,939
Intangible assets and goodwill (Note 10)	58,121	17,046
Deferred charges and deposits (Note 9)	6,643	3,195
Investments in associates (Note 17)	6,980	5,028
Net investment in sublease (Note 5 and Note 16(ii))	935	1,085
	$585,102	$554,017

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$25,551	$18,952
Other liabilities (Note 11)	17,985	4,484
Income taxes payable (Note 25)	1,008	—
Provisions (Note 12)	2,338	2,750
Current portion of long-term debt (Note 13)	80	80
	46,962	26,266

Long-term debt (Note 13)	192	230
Derivative liabilities (Note 14)	14,192	37,527
Other long-term liabilities (Note 16)	6,485	10,189
Deferred income taxes (Note 25)	3,885	—
	71,716	74,212

SHAREHOLDERS' EQUITY
Share capital (Note 15)	769,401	730,803
Equity reserves (Note 15)	25,059	24,724
Accumulated other comprehensive loss	(78)	(78)
Accumulated deficit	(280,996)	(275,644)
	513,386	479,805
	$585,102	$554,017

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    1

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the three and six months ended February 28, 2022 and 2021
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2022	FEBRUARY 28, 2021	FEBRUARY 28, 2022	FEBRUARY 28, 2021
		(Note 30)		(Note 30)
REVENUE
Gross revenue (Note 21)	$43,934	$19,292	$88,279	$44,572
Excise taxes	(12,098)	(4,649)	(26,065)	(10,598)
Net revenue	31,836	14,643	62,214	33,974
Cost of sales (Note 8 and Note 22)	24,955	31,146	52,879	54,319
Gross margin before fair value adjustments	6,881	(16,503)	9,335	(20,345)
Realized fair value on inventories sold and other inventory charges (Note 8)	(5,314)	(7,208)	(17,627)	(19,926)
Unrealized gain on changes in fair value of biological assets (Note 7)	7,502	6,516	17,971	6,402
Gross margin	9,069	(17,195)	9,679	(33,869)

OPERATING EXPENSES
General and administrative (Note 24)	10,581	7,188	18,565	13,990
Sales and marketing	3,417	3,141	8,077	6,813
Research and development	1,184	802	2,199	1,448
Share-based compensation (Note 15(iv))	837	946	1,511	1,365
Impairment of property, plant and equipment (Note 9)	2,000	—	2,000	—
Total operating expenses	18,019	12,077	32,352	23,616

LOSS FROM OPERATIONS	(8,950)	(29,272)	(22,673)	(57,485)
Financing costs	90	800	173	2,388
Investment income	(307)	(131)	(633)	(247)
Government subsidies (Note 26)	—	(2,709)	—	(4,541)
Share of loss from investments in associates (Note 17)	499	344	643	586
Impairment of loan receivable (Note 6)	—	500	250	500
Loss on disposal of property, plant and equipment	4,879	—	5,190	—
Change in fair value of contingent consideration (Note 16(i))	666	154	484	190
Share issue costs allocated to derivative liabilities (Note 14)	—	—	—	803
Change in fair value of derivative liabilities (Note 14)	(10,633)	37,659	(23,331)	42,331
Legal provision (Note 23)	—	500	—	1,230
Loss before tax	(4,144)	(66,389)	(5,449)	(100,725)
Income tax expense (recovery)
Current, net	123	—	123	—
Deferred, net	(220)	—	(220)	—

NET LOSS	$(4,047)	$(66,389)	$(5,352)	$(100,725)
Other comprehensive (loss) income
Foreign currency translation (loss) gain, net of tax	—	(5)	—	66

COMPREHENSIVE LOSS	$(4,047)	$(66,394)	$(5,352)	$(100,659)
Net loss per common share, basic (Note 15 (v))	$(0.013)	$(0.285)	$(0.018)	$(0.464)
Net loss per common share, diluted (Note 15 (v))	$(0.013)	$(0.285)	$(0.018)	$(0.464)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    2

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the six months ended February 28, 2022 and 2021
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2020	194,511,061	$420,673	$23,744	$50	$(144,940)	$299,527
Unit financing net of issue costs of $3,502 (Note 14)	37,375,000	52,747	—	—	—	52,747
Share-based compensation (Note 15 (iv))	—	—	1,633	—	—	1,633
Exercise of stock options (Note 15 (iii))	1,150,198	4,262	(1,499)	—	—	2,763
Exercise of restricted share units (Note 15 (iii))	76,848	368	(368)	—	—	—
Exercise of warrants (Note 15(iii))	1,698,200	11,218	—	—	—	11,218
Foreign currency translation gain, net of tax	—	—	—	66	—	66
Net loss	—	—	—	—	(100,725)	(100,725)
Balance - February 28, 2021	234,811,307	$489,268	$23,510	$116	$(245,665)	$267,229

Balance - September 1, 2021	298,786,023	$730,803	$24,724	$(78)	$(275,644)	$479,805
Shares issued related to business combination, net of issue costs of $12 (Note 15 (iii) and Note 28)	1,039,192	3,488	—	—	—	3,488
Shares issued related to business combination, net of issue costs of $55 (Note 15 (iii) and Note 28)	10,896,442	27,513	—	—	—	27,513
Share-based compensation (Note 15 (iv))	—	—	1,557	—	—	1,557
Exercise of stock options (Note 15 (iii))	40,799	72	(31)	—	—	41
Exercise of restricted share units (Note 15 (iii))	209,086	1,014	(1,014)	—	—	—
Exercise of performance share units (Note 15 (iii))	58,557	177	(177)	—	—	—
Exercise of top-up rights, net of issue costs of $18 (Note 15 (iii)	2,659,716	6,334	—	—	—	6,334
Net loss	—	—	—	—	(5,352)	(5,352)
Balance - February 28, 2022	313,689,815	$769,401	$25,059	$(78)	$(280,996)	$513,386

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    3

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three and six months ended February 28, 2022 and 2021
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	February 28, 2022	February 28, 2021 (Note 30)	FEBRUARY 28, 2022	FEBRUARY 28, 2021 (Note 30)
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net loss	$(4,047)	$(66,389)	$(5,352)	$(100,725)
Items not affecting operating cash:
Share-based compensation (Note 15 (iv))	877	1,167	1,557	1,773
Depreciation and amortization (Note 9 and Note 10)	6,033	5,207	12,100	10,476
Loss on disposal of property, plant and equipment	4,991	15	5,302	8
Impairment (Note 6 and Note 9)	2,000	500	2,250	500
Realized fair value on inventories sold and other inventory charges	5,314	7,208	17,627	19,926
Unrealized changes in fair value of biological assets (Note 7)	(7,502)	(13,782)	(17,971)	(12,939)
Financing costs	90	800	173	2,388
Investment income	(307)	(131)	(633)	(247)
Share of loss from investments in associates (Note 17)	499	344	643	586
Change in fair value of contingent consideration (Note 16(i))	666	154	484	190
Change in legal provision	—	500	—	1,230
Change in fair value of derivative liabilities (Note 14)	(10,633)	37,659	(23,331)	42,331
Share issue costs allocated to derivative liabilities (Note 14)	—	—	—	803
Deferred tax recovery	(220)	—	(220)	—
Changes in non-cash working capital:
Net change in accounts receivable	4,114	2,200	(1,056)	4,430
Net change in biological assets	(733)	(340)	(1,604)	(551)
Net change in inventories	(4,896)	17,461	(3,471)	21,949
Net change in accounts payable and accrued liabilities	(1,446)	(3,544)	(864)	(3,866)
Net change in other liabilities	3,879	—	3,879	—
Net change in income taxes payable	123	—	123	—
Net change in provisions	—	—	(412)	—
Net change in prepaid expenses and deferred charges	395	541	632	1,602
Net cash used in operating activities	(803)	(10,430)	(10,144)	(10,136)

FINANCING ACTIVITIES
Proceeds from unit financing, net of issue costs (Note 14)	—	—	—	64,839
Share issue costs (Note 15(iii))	(73)	—	(85)	—
Payment of lease liabilities, net of sublease receipts (Note 16(ii))	(255)	(360)	(509)	(677)
Payment of long-term debt (Note 13)	(21)	(56,515)	(42)	(56,520)
Stock options, warrants and top-up rights exercised (Note 15(iii))	6,372	6,901	6,389	7,009
Interest and fees paid on long-term debt	—	(744)	—	(2,176)
Net cash provided by (used in) financing activities	6,023	(50,718)	5,753	12,475

INVESTING ACTIVITIES
Proceeds from short-term investments	—	20,000	60,000	40,072
Investment income	174	184	463	285
Investments in associates (Note 17)	(2,595)	(1)	(2,595)	(2,538)
Advances to restricted funds, net	(4,518)	—	(3,831)	—
Acquisition of subsidiary (Note 28)	(7,000)	—	(7,000)	—
Proceeds on sale of property, plant and equipment	—	5	—	19
Purchase of property, plant and equipment (Note 9)	(8,704)	(1,817)	(15,708)	(3,630)
Purchase of intangible assets (Note 10)	—	—	(16)	(24)
Net cash (used in) provided by investing activities	(22,643)	18,371	31,313	34,184

(DECREASE) INCREASE IN CASH	$(17,423)	$(42,777)	$26,922	$36,523
CASH POSITION
Beginning of period	$99,710	$103,900	$55,365	$24,600
End of period	$82,287	$61,123	$82,287	$61,123

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    4

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended February 28, 2022 and 2021
(Unaudited - expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office and the registered address of the Company is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; (iii) The Edibles and Infusions Corporation (“EIC”), a cannabis processor of confectionary goods; and (iv) Laurentian Organic Inc. ("LAU"), an LP specializing in high-quality artisanal craft cannabis and premium Afghan hash. Organigram Inc. was incorporated under the Business Corporation Act (New Brunswick), on March 1, 2013. Organigram Holdings Inc. was incorporated under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. The Edibles and Infusions Corporation was incorporated under the Business Corporation Act (Ontario) on September 20, 2018. Laurentian Organic Inc. was incorporated under the CBCA on March 18, 2019.

2.     BASIS OF PREPARATION
i.Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended August 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The accounting policies applied are consistent with those applied in the annual consolidated financial statements.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on April 11, 2022.

ii.Basis of measurement
These condensed consolidated interim financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, share-based compensation, contingent share consideration, and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the Company. The results of subsidiaries acquired during the period are consolidated from the date of acquisition.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.COVID-19 estimation uncertainty
In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”), a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, continued to disrupt the Company’s operations during the three and six months ended February 28, 2022.

The production and sale of cannabis and cannabis-derived products have been recognized as essential services across Canada; however COVID-19 related challenges have persisted, including, but not limited to, reduced staffing levels, production inefficiencies resulting from increased health and safety measures, and limited supply chain issues. For the three and six months ended February 28, 2022, the Company did not record any adjustments to the carrying value of its assets that were directly related to the COVID-19 pandemic.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    5

Due to the ongoing developments and uncertainty surrounding COVID-19, it is not possible to predict the continuing impact that COVID-19 will have on the Company, its financial position, and/or its operating results in the future. In addition, it is possible that estimates in the Company’s condensed consolidated interim financial statements will change in the near-term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, further impairment of inventories and long-lived assets including intangible assets. The Company is closely monitoring the impact of COVID-19 on all aspects of its business.

v.Foreign currency translation
Functional and presentation currency
These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH as described in Note 17, for which the functional currency has been determined to be Euros.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the condensed consolidated interim statements of operations and comprehensive loss.

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in other comprehensive (loss) income in the accumulated other comprehensive loss.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary is reallocated between controlling and non-controlling interests.

3.     SIGNIFICANT ACCOUNTING POLICIES
Future changes to accounting standards
The following IFRS standards have been recently issued by the IASB with an effective date after August 31, 2022 and have not yet been adopted by the Company. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current
The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IAS 8: Definition of Accounting Estimate
The amendments introduced a new definition for accounting estimates, clarifying that the estimates are monetary amounts in the financial statements that are subject to measurement uncertainty which is defined as an uncertainty that arises when monetary amounts in financial reports cannot be observed directly and must instead be estimated. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IAS 1: Disclosure of Accounting Policies
The IASB has issued amendments to IAS 1 and IFRS Practice Statement 2 on the application of materiality to disclosure of accounting policies in deciding which accounting policies to disclose in the financial statements. The key amendments to IAS 1 include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are immaterial and need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are material to the Company’s consolidated financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    6

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Company applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendments will be effective for the annual period beginning on or after January 1, 2023 and the Company has chosen not to early adopt the amendments. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract
The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use
The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendments prohibit a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that asset for its intended use. The company will recognize such sales proceeds and related costs in profit and loss. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IFRS 9: Financial Instruments
As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The Company applies the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IAS 41: Agriculture
As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendments remove the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13 Fair Value Measurement. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments will have no impact on the Company's condensed consolidated interim financial statements, due to the short life cycle of its biological assets.

4.     SHORT TERM INVESTMENTS
The Company’s short-term investments included the following on February 28, 2022 and August 31, 2021:

DESCRIPTION	INTEREST %	FEBRUARY 28, 2022	AUGUST 31, 2021
GIC - maturing November 2, 2021	0.50%	$—	$60,000
GIC - maturing May 4, 2022	0.70%	60,346	60,138
GIC - maturing May 27, 2022	1.50%	8,092	8,032
Bond - Canada Revenue Agency		20	20
		$68,458	$128,190

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    7

5.    ACCOUNTS RECEIVABLE
The Company’s accounts receivable included the following balances as of February 28, 2022 and August 31, 2021:

	FEBRUARY 28, 2022	AUGUST 31, 2021
Gross trade receivables	$23,673	$20,915
Less: reserves for product returns and price adjustments	(1,390)	(710)
	(43)	—
Trade receivables	22,240	20,205
Sales taxes receivable	471	195
Sublease rental receivable (Note 16)	296	288
Accrued investment income	—	99
Government programs	—	187
Other accounts receivable	311	61
	$23,318	$21,035

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy (“CEWS”), which subsidizes up to 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose businesses had been affected by COVID-19 in order to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. For the three and six months ended February 28, 2022, under this program, the Company applied for $nil and $nil (February 28, 2021 - $2,709 and $4,541) in wage subsidies, of which $nil (August 31, 2021 -$178) is included under government programs above.

On October 9, 2020, Department of Finance Canada announced the Canada Emergency Rent Subsidy ("CERS"), which provides support to qualifying tenants and property owners in the form of a rent subsidy that is made available to organizations that continue to endure declining revenues, subsidizing up to 65% of eligible property expenses retroactive to September 27, 2020 to Canadian companies whose businesses had been affected by COVID-19. For the three and six months ended February 28, 2022, under this program, the Company applied for $nil and $nil (February 28, 2021 - $nil and $nil), of which $nil (August 31, 2021 -$9) is included under government programs above.

6.     LOAN RECEIVABLE
On July 26, 2019, the Company entered into an advance payment and support agreement (“Payment Agreement”) with 703454 N.B. Inc. (carrying on business as 1812 Hemp) (“1812 Hemp”). Under the terms of the Payment Agreement, the Company advanced $3,000 to 1812 Hemp in the form of a secured loan. This amount could have been applied against future purchases of hemp under a supply agreement. The aggregate amount of advances outstanding accrued interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid. At November 30, 2020, $2,229 in principal was outstanding under the Payment Agreement, and the Company demanded repayment of the entire amount owing by 1812 Hemp to the Company under the Payment Agreement. At August 31, 2021, management reassessed 1812 Hemp's liquidation value and as a result, an impairment of $1,979 was recorded against the loan receivable, bringing the carrying value of the loan receivable to $250. At November 30, 2021, the balance was re-evaluated and an impairment charge of $250 was recorded as a result of the recoverable amount estimated to be $nil, reducing the balance receivable to $nil.

7.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as of February 28, 2022 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2021	$5,765	$6,357	$12,122
Acquisition through business combination (Note 28)	37	146	183
Unrealized gain on changes in fair value of biological assets	—	17,971	17,971
Production costs capitalized	23,107	—	23,107
Transfer to inventory upon harvest	(21,503)	(18,585)	(40,088)
Balance, February 28, 2022	$7,406	$5,889	$13,295

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    8

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the expected selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 20), are used in determining the fair value of biological assets:

i.average net selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.expected yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v.stage of completion in the cultivation process – calculated by taking the weighted average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of February 28, 2022, it is expected that the Company’s biological assets will yield 14,506 kg (August 31, 2021 – 11,368 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	FEBRUARY 28, 2022		AUGUST 31, 2021		SENSITIVITY	FEBRUARY 28, 2022	AUGUST 31, 2021
Average net selling price per gram	$1.62		$2.54		Increase or decrease by 10% per gram	$1,248	$4,764
Average yield per plant	133	grams	129	grams	Increase or decrease by 10 grams	$936	$937

The average yield per plant at February 28, 2022 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

8.     INVENTORIES
The Company’s inventories are comprised of the following balances as of February 28, 2022 and August 31, 2021:

	FEBRUARY 28, 2022
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,693	$1,107	$2,800
Dry cannabis
Available for packaging	9,221	3,581	12,802
Packaged inventory	5,717	2,110	7,827
Flower and trim available for extraction	2,196	2,383	4,579
Concentrated extract	3,390	1,196	4,586
Formulated extracts
Available for packaging	244	94	338
Packaged inventory	3,417	160	3,577
Packaging and supplies	6,383	—	6,383
	$32,261	$10,631	$42,892

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    9

	AUGUST 31, 2021
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,387	$1,303	$2,690
Dry cannabis
Available for packaging	9,736	5,303	15,039
Packaged inventory	3,922	1,749	5,671
Flower and trim available for extraction	456	329	785
Concentrated extract	3,009	733	3,742
Formulated extracts
Available for packaging	462	161	623
Packaged inventory	2,028	95	2,123
Packaging and supplies	6,023	—	6,023
	$27,023	$9,673	$36,696

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash and beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the three and six months ended February 28, 2022 was $19,714 and $40,867 (February 28, 2021 - $11,127 and $24,650), respectively. The amount of inventory provisions, and waste for the three and six months ended February 28, 2022 was $1,983 and $5,506 (February 28, 2021 - $15,112 and $19,652), which include, provisions for excess and unsaleable inventories of $686 and $2,531 (February 28, 2021 - $10,050 and $13,101), adjustments to net realizable value of $25 and $492 (February 28, 2021 - $3,499 and $3,574) and processing and packaging waste of $1,272 and $2,483 (February 28, 2021 - $1,563 and $2,977), which is comprised of the production or purchase costs of these inventories and biological assets. The remaining balance of cost of sales relates to operational overheads.

The amount of realized fair value on inventories sold and other inventory charges for the three and six months ended February 28, 2022 was $5,314 and $17,627 (February 28, 2021 - $7,208 and $19,926), including realized fair value on inventories sold of $5,978 and $15,061 (February 28, 2021 - $2,456 and $7,069). Inventory provisions to adjust to net realizable value during the three and six months ended February 28, 2022 were $(639) and $3,058 (February 28, 2021 - $8,251 and $16,431), consisting of $25 and $492 (February 28, 2021 - $3,499 and $3,574) recognized in cost of sales and $(664) and $2,566 (February 28, 2021 - $4,752 and $12,857) recognized in fair value adjustments.

9.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, August 31, 2021	$4,075	$135,763	$2,092	$139,410	$10,323	$5,317	$296,980
Acquisitions through business combinations (Note 28)	230	781	2,930	397	143	1,759	6,240
Additions	—	1,966	9,083	3,751	563	1,968	17,331
Construction completed	—	866	(1,062)	196	—	—	—
Disposals	—	(42)	—	(9,404)	(34)	—	(9,480)
Impairment	—	—	—	(2,000)	—	—	(2,000)
Balance, February 28, 2022	$4,305	$139,334	$13,043	$132,350	$10,995	$9,044	$309,071

Accumulated depreciation
Balance, August 31, 2021	$—	$(13,659)	$—	$(41,647)	$(4,578)	$(1,157)	$(61,041)
Depreciation	—	(2,821)	—	(7,092)	(830)	(552)	(11,295)
Disposals	—	—	—	4,155	34	—	4,189
Balance, February 28, 2022	$—	$(16,480)	$—	$(44,584)	$(5,374)	$(1,709)	$(68,147)

Net book value
August 31, 2021	$4,075	$122,104	$2,092	$97,763	$5,745	$4,160	$235,939
February 28, 2022	$4,305	$122,854	$13,043	$87,766	$5,621	$7,335	$240,924

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    10

Included in deferred charges and deposits is $6,610 (August 31, 2021 - $3,188) for deposits paid to secure the acquisition of manufacturing equipment. The amounts will be recorded into property, plant and equipment as equipment is received.

i.Impairment
Moncton Chocolate Line
During the three and six months ended February 28, 2022, management made the strategic decision to cease manufacturing chocolate at its Moncton Campus, notably due to the decline in utilization of the equipment and declining revenues. As a result, the Company recognized an impairment loss of $2,000 in relation to this asset for the three months ended February 28, 2022.

ii.Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	FEBRUARY 28, 2022	FEBRUARY 28, 2021
Additions	$23,571	$3,262
Additions related to business combinations (Note 28)	(6,240)	—
Additions related to right-of-use lease assets	(1,968)	—
Net change in deferred charges and deposits related to purchases of property, plant and equipment	3,422	—
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	(3,077)	368
Purchase of property, plant and equipment	$15,708	$3,630

10.    INTANGIBLE ASSETS AND GOODWILL

	GOODWILL	SUPPLY AGREEMENT	LICENSE AGREEMENTS	BRANDS	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	TOTAL
Cost
Balance, August 31, 2021	$14,321	$227	$2,298	$—	$878	$585	$18,309
Acquisitions through business combinations (Note 28)	27,658	—	7,933	6,258	26	—	41,875
Additions	—	—	—	—	16	—	16
Disposals	—	(227)	—	—	(11)	—	(238)
Balance, February 28, 2022	$41,979	$—	$10,231	$6,258	$909	$585	$59,962

Accumulated amortization
Balance, August 31, 2021	$—	$(227)	$(373)	$—	$(614)	$(49)	$(1,263)
Amortization	—	—	(471)	(209)	(66)	(59)	(805)
Disposals	—	227	—	—	—	—	227
Balance, February 28, 2022	$—	$—	$(844)	$(209)	$(680)	$(108)	$(1,841)

Net book value
August 31, 2021	$14,321	$—	$1,925	$—	$264	$536	$17,046
February 28, 2022	$41,979	$—	$9,387	$6,049	$229	$477	$58,121

11.    OTHER LIABILITIES
The Company’s other liabilities include the following balances as of February 28, 2022 and August 31, 2021:

	FEBRUARY 28, 2022	AUGUST 31, 2021
Other liability	$3,879	$—
Contingent consideration (Notes 16(i) and 28)	9,213	3,500
Current portion lease liability (Note 16 (ii))	4,893	984
	$17,985	$4,484

The other liability is advance consideration received related to the Product Development Collaboration Agreement ("PDC Agreement") joint operation, as described in Note 27.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    11

12.     PROVISIONS

LEGAL PROVISION
Balance - August 31, 2021	$2,750
Payments	(412)
Balance - February 28, 2022	2,338
Less: current portion	(2,338)
Long-term portion	$—

The Company has estimated an overall provision for litigations. Provisions are calculated based on a current estimate of the amount that will be incurred in settling outstanding legal matters. The legal provision as at February 28, 2022 includes a reserve for legal proceedings described in Note 23.

13.    LONG-TERM DEBT

	FEBRUARY 28, 2022	AUGUST 31, 2021
Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7-year amortization, bearing interest at a rate of 0%	$240	$272
Vehicle loans - 5-year term maturing June 17, 2024	48	58
Deferred financing costs	(16)	(20)
	272	310
Less: current portion of long-term debt	(80)	(80)
Long-term portion	$192	$230

Principal repayments required on the Company's remaining long-term debt for the next five years as at February 28, 2022 are as follows:

Less than 1 year	$80
1 to 2 years	80
2 to 3 years	69
3 to 4 years	59
4 to 5 years	—
Thereafter	—
Total	$288

14.    DERIVATIVE LIABILITIES
i.Warrants
On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the “Units”) for total gross proceeds of $69,143 (the “Offering”). The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”), therefore resulting in 18,687,500 Warrants being issued. Each Warrant is exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the U.S. Securities Act, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant. Issue costs were $4,305, of which $803 were allocated to the derivative liabilities and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares and recorded in share capital.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive income (loss) at each reporting period. The derivative liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    12

exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $803 were recognized as costs allocated to derivative liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the unit offering.

During the three and six months ended February 28, 2022, there were no warrants exercised (February 28, 2021 - 1,698,200 and 1,698,200 warrants exercised, for gross proceeds of $4,246 and $4,246). As at February 28, 2022, the Company revalued the remaining derivative warrant liabilities at an estimated fair value of $12,996 (August 31, 2021 – $35,019) using the Black-Scholes option pricing model. The Company recorded a decrease in the estimated fair value change of the derivative warrant liabilities for the three and six months ended February 28, 2022 of $9,971 and $22,023 (February 28, 2021 - increase of $37,659 and $42,331), respectively.

The Company’s derivative liabilities included the following balances and changes in the carrying value of Warrants as of February 28, 2022:

	NUMBER OF WARRANTS	AMOUNT
Balance - August 31, 2021	16,943,650	$35,019
Revaluation of Warrants	—	(12,052)
Balance - November 30, 2021	16,943,650	22,967
Revaluation of Warrants	—	(9,971)
Balance - February 28, 2022	16,943,650	$12,996

The following inputs were used to estimate the fair value of the Warrants at February 28, 2022 and August 31, 2021:

	FEBRUARY 28, 2022	AUGUST 31, 2021
Risk free interest rate	1.57%	0.45%
Life of Warrants (years)	1.70	2.20
Market price of Common Shares	$1.91	$3.38
Expected future volatility of Common Shares	95.30%	100.00%
Fair value per warrant	$0.77	$2.07

As at February 28, 2022, if the volatility increased by 10%, then the change in estimated fair value of the Warrants and net income would increase by $1,509, or if it is decreased by 10%, the change in estimated fair value of the Warrants and net income would decrease by $1,565.

ii.    Top-up Rights
On March 10, 2021, through the strategic investment from a wholly-owned subsidiary of British American Tobacco plc (together "BAT"), the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%.

Pursuant to the Investor Rights Agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to Securities Laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

During the three and six months ended February 28, 2022, 2,659,716 and 2,659,716 Top-up Rights were exercised (February 28, 2021 - Nil and Nil), respectively, for gross proceeds of $6,348 and $6,348, respectively (February 28, 2021 -
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    13

$nil and $nil). The Top-up Rights exercised had an estimated fair value of $4, on the date of exercise, namely, February 28, 2022, (February 28, 2021 - $nil), using the Monte Carlo Pricing model. This amount was transferred from derivative liabilities to share capital (Common Shares).

As at February 28, 2022, the Company revalued the Top-up Rights at an estimated fair value of $1,196 (August 31, 2021 – $2,508). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the three and six months ended February 28, 2022 of $662 and $1,308, respectively (February 28, 2021 - $nil and $nil).

	NUMBER OF TOP-UP RIGHTS	AMOUNT
Balance - August 31, 2021	6,558,539	$2,508
Granted	136,467	—
Revaluation of Top-up Rights	—	(646)
Balance - November 30, 2021	6,695,006	$1,862
Granted	2,639,511	—
Exercised	(2,659,716)	(4)
Cancelled / Forfeited	(292,475)	—
Revaluation of Top-up Rights	—	(662)
Balance - February 28, 2022	6,382,326	$1,196

The following inputs were used to estimate the fair value of the Top-up Rights at February 28, 2022, and August 31, 2021:

	FEBRUARY 28, 2022
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price(1)	$0.59 - $9.65	$2.50	$—	$—
Risk free interest rate	1.37% - 1.59%	1.39%	1.63%	1.63%
Expected future volatility of Common Shares	90.00% - 105.00%	100.00%	85.00%	85.00%
Expected life(1)	1.60 - 4.08	1.70	5.17	5.02
Forfeiture rate	10%	—%	25%	—%

	AUGUST 31, 2021
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price(1)	$0.59 - $9.64	$2.50	$—	$—
Risk free interest rate	0.40% - 0.76%	0.46%	0.92%	0.88%
Expected future volatility of Common Shares	90.00% - 110.00%	105.00%	85.00%	90.00%
Expected life(1)	1.85 - 4.16	2.20	5.61	5.18
Forfeiture rate	10%	—%	25%	—%

(1)Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 15(iv).

15.    SHARE CAPITAL
i.    Authorized share capital
The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of Common Shares, are fully paid and non-assessable.

ii.    Issued share capital
As at February 28, 2022, the Company’s issued and outstanding share capital consisted of 313,689,815 (August 31, 2021 – 298,786,023) Common Shares with a carrying value of $769,401 (August 31, 2021 - $730,803).

iii.    Issuances of share capital
The Laurentian Organic Inc. acquisition
On December 21, 2021, the Company issued 10,896,442 Common Shares in connection with its acquisition of LAU as described in Note 28. The fair value of the Common Shares issued was $27,568 based on market price on December 21, 2021 of $2.53 per share. Share issuance costs incurred were $55 related to listing fees and were allocated to the Common Shares recorded in share capital.
The Edibles and Infusions Corporation acquisition
On April 6, 2021, the Company acquired EIC as described in Note 28, for share consideration. On September 8, 2021, the Company issued 1,039,192 Common Shares on EIC's achievement of the first milestone earnout set in the EIC share purchase agreement. The fair value of the Common Shares issued was based on the 5-day volume-weighted average TSX
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    14

listed share price of the Company of $3.37 per share for a total of $3,500. Share issuance costs incurred were $12 related to listing fees and were allocated to the Common Shares recorded in share capital.

Exercise of stock options
During the three months ended February 28, 2022, 18,215 (February 28, 2021 – 968,698) share options were exercised at an average exercise price of $1.33 (February 28, 2021 - $2.74) for an increase of $41 (February 28, 2021 – $3,881) to share capital and a decrease to equity reserves of $17 (February 28, 2021 - $1,419). During the six months ended February 28, 2022, 40,799 (February 28, 2021 – 1,150,198) share options were exercised at an average exercise price of $1.01 (February 28, 2021 - $2.40) for an increase of $72 (February 28, 2021 - $4,262) to share capital and a decrease to equity reserves of $31 (February 28, 2021 - $1,499).

Exercise of restricted share units ("RSU")
During the three months ended February 28, 2022, 208,149 (February 28, 2021 – 56,190) RSUs were exercised for an increase of $1,009 (February 28, 2021 – $268) to share capital and a decrease to equity reserves of $1,009 (February 28, 2021 - $268). During the six months ended February 28, 2022, 209,632 (February 28, 2021 – 76,848) RSUs were exercised for an increase of $1,014 (February 28, 2021 - $368) to share capital and a decrease to equity reserves of $1,014 (February 28, 2021 - $368).

Exercise of performance share units ("PSU")
During the three months ended February 28, 2022, 57,939 (February 28, 2021 – nil) PSUs were exercised for an increase of $173 (February 28, 2021 – $nil) to share capital and a decrease to equity reserves of $173 (February 28, 2021 - $nil). During the six months ended February 28, 2022, 58,917 (February 28, 2021 – nil) PSUs were exercised for an increase of $177 (February 28, 2021 - $nil) to share capital and a decrease to equity reserves of $177 (February 28, 2021 - $nil).

Exercise of warrants
During the three months ended February 28, 2022, no Warrants were exercised (February 28, 2021 - 1,698,200) at $2.50 per share, as described in Note 14, for cash proceeds of $nil (February 28, 2021 - $4,246) and an increase to share capital of $nil (February 28, 2021 - $11,218). During the six months ended February 28, 2022, no Warrants were exercised (February 28, 2021 - 1,698,200) at $2.50 per share, as described in Note 14, for cash proceeds of $nil (February 28, 2021 - $4,246) and an increase to share capital of $nil (February 28, 2021 - $11,218).

Exercise of top-up rights
During the three months ended February 28, 2022, 2,659,716 Top-up Rights were exercised at an average exercise price of $2.39, as described in Note 14, for cash proceeds of $6,348 and an increase to share capital of $6,352, before share issue costs of $18. During the six months ended February 28, 2022, 2,659,716 Top-up Rights were exercised at an average exercise price of $2.39, as described in Note 14, for cash proceeds of $6,348 and an increase to share capital of $6,352. Share issuance costs for the three and six months ended February 28, 2022 were $18 and $18, respectively, related to listing fees and were allocated to the Common Shares recorded in share capital.

iv.    Share-based compensation
On February 25, 2020 (the “Approval Date”), the Company’s shareholders approved a new omnibus equity incentive plan (the “New Equity Incentive Plan”) that governs grants made on or after the Approval Date. Grants made prior to the Approval Date will continue to be governed under the terms of the plan under which they were granted including the Company’s 2011 stock option plan and its 2017 equity incentive plan (the “2017 Equity Incentive Plan”), however, no new grants may be made under such plans.

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory and amounts amortized from prepaid expenses and deferred charges, for the three and six months ended February 28, 2022 were $877 and $1,557 (February 28, 2021 – $1,167 and $1,773).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    15

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the three and six months ended February 28, 2022:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2021	7,797,273	$3.84
Granted	520,000	$2.85
Exercised	(22,584)	$0.75
Cancelled / Forfeited	(188,414)	$5.63
Balance - November 30, 2021	8,106,275	$3.74
Exercised	(18,215)	$1.33
Cancelled / Forfeited	(142,965)	$5.38
Expired	(162,221)	$4.51
Balance - February 28, 2022	7,782,874	$3.70

The following is a summary of the outstanding stock options as at February 28, 2022:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$0.30 - $1.10	574,183	2.9	574,183
$1.11 - $2.18	858,041	7.4	527,407
$2.19 - $2.44	1,570,990	6.4	1,329,207
$2.45 - $3.61	1,792,365	7.6	1,317,299
$3.62 - $5.08	1,811,044	7.0	1,583,244
$5.09 - $8.02	466,251	6.6	466,251
$8.03 - $11.27	710,000	7.2	701,784
	7,782,874	6.8	6,499,375

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average remaining life of 6.8 years. Total share-based compensation charges, including costs related to production employees that are charged to biological assets and inventory and amounts amortized from prepaid expenses and deferred charges, for the three and six months ended were $453 and $1,022 (February 28, 2021 – $871 and $1,257) related to the Company’s stock option plan. The fair value of options granted during the three and six months ended February 28, 2022 was $nil and $934, respectively (February 28, 2021 - $985 and $985). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period, which typically ranges from two- to three-year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

The following inputs were used for the three months ended February 28, 2022 and 2021:

	FEBRUARY 28, 2022	FEBRUARY 28, 2021
Risk free interest rate	no issuances	0.40% - 0.50%
Expected life of options	no issuances	5.0 - 6.5 years
Expected annualized volatility	no issuances	79% - 98%
Expected dividend yield	no issuances	-
Forfeiture rate	no issuances	11.0% - 11.3%

Expected volatility was estimated by using the weighted average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk free rate is based on Government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan
As of February 28, 2022, the Company has granted both RSUs and PSUs under the 2017 Equity Incentive Plan and under the New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    16

The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER
Balance - August 31, 2021	1,186,172
Granted	391,248
Exercised	(1,483)
Cancelled / Forfeited	(9,922)
Balance - November 30, 2021	1,566,015
Exercised	(208,149)
Cancelled / Forfeited	(6,172)
Balance - February 28, 2022	1,351,694

The estimated fair value of the equity settled RSUs granted during the three and six months ended February 28, 2022 was $nil and $1,066, respectively (February 28, 2021 - $734 and $734), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of three years for most grants. For the three and six months ended February 28, 2022, $319 and $653 (February 28, 2021 - $398 and $790) has been recognized as share-based compensation expense.

The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - August 31, 2021	471,847
Granted	169,843
Exercised	(978)
Cancelled / Forfeited	(308,413)
Balance - November 30, 2021	332,299
Exercised	(57,939)
Cancelled / Forfeited	(5,026)
Balance - February 28, 2022	269,334

The estimated fair value of the equity settled PSUs granted during the three and six months ended February 28, 2022 was $nil and $194, respectively (February 28, 2021 - $453 and $453), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is during the fiscal year-ended August 31, 2022. For the three and six months ended February 28, 2022, $105 and $(118) (February 28, 2021 - $52 and $48) has been recognized as share-based compensation expense.

v.    Loss per share
Loss per share represents net loss attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the period.

Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of Common Shares outstanding and all additional Common Shares, excluding any Common Shares to be issued under the contingent share consideration agreement, that would have been outstanding if potentially dilutive Common Shares had been issued during the period.

The reconciliation of the weighted average number of shares, for the purposes of diluted earnings per share, to the weighted average number of Common Shares, used in the calculation of basic loss per share for the three and six months ended February 28, 2022 were 308,357,520 and 304,028,934, respectively (February 28, 2021- 232,654,783 and 217,252,575).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    17

The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but that were not included in the computation of diluted net loss per share because to do so would have decreased the net loss per share (anti-dilutive) are as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2022	FEBRUARY 28, 2021	FEBRUARY 28, 2022	FEBRUARY 28, 2021
Stock options	7,782,874	7,980,808	7,782,874	7,980,808
Warrants	16,943,650	16,989,300	16,943,650	16,989,300
Top-up rights	6,382,326	—	6,382,326	—
Restricted share units	1,351,694	1,191,730	1,351,694	1,191,730
Performance share units	269,334	480,859	269,334	480,859
	32,729,878	26,642,697	32,729,878	26,642,697

16.    OTHER LONG-TERM LIABILITIES
The carrying value of other long-term liabilities consists of:

	FEBRUARY 28, 2022	AUGUST 31, 2021
Contingent share consideration (i)	$3,805	$5,538
Lease liabilities (ii)	2,680	4,651
	$6,485	$10,189

i.Contingent share consideration
In connection with the Company’s investment in alpha-cannabis® Pharma GmbH as described in Note 17, the Company had a commitment to deliver additional consideration of up to €875 in the form of the Company’s Common Shares contingent on the achievement of certain gross margin-based milestones. At February 28, 2022, there was no change in the fair value of the contingent liability, resulting in $nil amount recorded in the statement of operations and comprehensive loss for the three and six months ended February 28, 2022 (February 28, 2021 – $154 and $190). At February 28, 2022, the outstanding balance is $nil.

In connection with the Company's investment in EIC, as described in Note 28, the Company has commitments to deliver additional consideration of up to $13,000 in the form of the Company's Common Shares contingent on the achievement of certain milestones. On September 8, 2021, the Company issued 1,039,192 Common Shares on EIC's achievement of the first milestone earnout set in the EIC share purchase agreement. The fair value of the Common Shares issued was based on the 5-day volume-weighted average TSX listed share price of the Company of $3.37 per share for total of $3,500. At February 28, 2022, the Company revalued the remaining contingent liability and recorded a corresponding change in fair value in the statement of operations and comprehensive loss of $944 and $762, respectively, for the three and six months ended (February 28, 2021 - $nil and $nil). At February 28, 2022, the outstanding balance is $6,300, all of which is included in current liabilities.

In connection with the Company's investment in LAU, as described in Note 28, the Company has committed to deliver additional consideration in the form the Company's Common Shares contingent on the financial results of LAU. At the acquisition date the estimated fair value of the contingent share consideration was $6,996. At February 28, 2022, the Company revalued the contingent liability at an estimated fair value of $6,718, resulting in a gain in fair value recorded in the statement of operations and comprehensive loss of $278. At February 28, 2022, $2,913 of the balance is included in current liabilities.

ii.    Leases
The Company records its lease liabilities in accordance with IFRS 16, and as a result recognizes the right-of-use (“ROU”) assets and lease liabilities. ROU assets are recorded under property, plant, and equipment (Note 9) with current and long-term portion of lease liabilities recorded under other liabilities.

On March 13, 2020, the Company entered into a lease amending agreement for its Toronto corporate office: i) extending the term of its existing 5,007 square feet of office space lease (the “Existing Premises”) originally expiring on August 31, 2020; and ii) leasing an additional 6,572 square feet of office space adjacent to the Existing Premises (the “Additional Premises”). The term of the lease for Existing Premises was extended for a period of five years and two months commencing on September 1, 2020 and expiring on October 31, 2025. As this amending lease agreement for the Existing Premises is effectively a modification to the original lease agreement, the Company recognized the ROU asset and corresponding lease liability pertaining to the Existing Premises as of the effective date of the lease amending agreement, which was March 13, 2020. Since the Additional Premises are considered an entirely new lease, the Company recognized the ROU assets and corresponding lease liabilities with respect to these premises on September 1, 2020.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    18

On April 21, 2020, the Company, as sub-landlord, entered into a sublease agreement with a subtenant pursuant to which the Company agreed to sublease 3,099 square feet of its Additional Premises noted above for a period of five years and two months less a day commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $251 per annum for an aggregate rental income of $1,296 over the term of the sublease. Under the terms, both parties have the mutual right to terminate the sublease upon six months written notice to either party, which shall not occur prior to August 31, 2023. This sublease agreement resulted in the recognition of a net investment in sublease by the Company under long-term assets in the statement of financial position.

On July 16, 2020, the Company, as sub-landlord, entered into a sublease agreement with a subtenant pursuant to which the Company agreed to sublease 3,473 square feet of its Additional Premises for a period of five years and two months less a day commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $282 per annum for an aggregate rental income of $1,431 over the term of the sublease. Under the terms, the Company has a right to terminate the sublease upon six months’ written notice to the subtenant, which could not occur prior to April 30, 2021, whereas the subtenant has a right to terminate the sublease upon eight months’ written notice to the sublandlord, which could not occur prior to February 28, 2022. This sublease agreement resulted in the recognition of a net investment in sublease by the Company under long-term assets in the statements of financial position.

On April 6, 2021, through the acquisition of EIC as described in Note 28, the Company acquired the lease of a 51,585 square foot manufacturing facility in Winnipeg, Manitoba wherein EIC is the lessee. The lease agreement commenced on June 1, 2019, with the lease end date of May 31, 2029 and included an option to purchase for $4,000 prior to June 1, 2022. At the date of acquisition, the ROU acquired and lease liability assumed were recorded at fair value of $2,153, based on the initial term of the lease. At November 30, 2021, management became reasonably certain of exercising the purchase option and remeasured the lease liability, resulting in an increase of $1,952, with an equal adjustment to the ROU asset.

On September 30, 2021, the Company entered into a lease amending agreement for its Ottawa office, extending the lease term originally expiring on December 31, 2021. The term of the lease was extended for a period of one year, commencing on January 1, 2022 and expiring on January 1, 2023. As this amending lease agreement is effectively a modification to the original lease agreement, the Company has recognized an increase to the ROU asset of $17 and corresponding lease liability of $17 as of the effective date of the lease amending agreement.

The following is a continuity schedule of lease liabilities for the six months ended February 28, 2022 and year ended August 31, 2021:

	FEBRUARY 28, 2022	AUGUST 31, 2021
Opening balance, September 1	$5,635	$3,705
Acquisitions through business combinations (Note 28)	452	1,742
Lease additions	1,968	1,541
Lease payments	(686)	(1,682)
Interest expense on lease liabilities	204	329
Ending balance	7,573	5,635
Current portion (included in other liabilities)	(4,893)	(984)
Long-term portion (included in other liabilities)	$2,680	$4,651

The undiscounted contractual payments relating to the current and future lease liabilities at February 28, 2022 is:

Less than 1 year	$5,145
1 to 2 years	1,056
2 to 3 years	876
3 to 4 years	558
4 to 5 years	132
Thereafter	306
Total	$8,073

The undiscounted contractual payments relating to the current and future sub-lease receivables at February 28, 2022 is:

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    19

Less than 1 year	$355
1 to 2 years	355
2 to 3 years	355
3 to 4 years	237
4 to 5 years	—
Thereafter	—
Total undiscounted lease receivable	1,302
Unearned finance income	(71)
1,231
Less: current portion (included in accounts receivable (Note 5))	(296)
Net investment in sub-lease	$935

17.    INVESTMENTS IN ASSOCIATES
The carrying value of investments in associates consists of:

	ALPHA-CANNABIS PHARMA GMBH[3] (a)	EVIANA HEALTH CORPORATION[4]	HYASYNTH BIOLOGICALS INC. (b)	TOTAL
Participating share (1)	25.0%	19.9%	48.9%
Balance, August 31, 2021	$—	$—	$5,028	$5,028
Additions	—	—	2,500	2,500
Transaction costs	—	—	95	95
Share of net loss (2)	—	—	(643)	(643)
Balance, February 28, 2022	$—	$—	$6,980	$6,980

(1) % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants.
(2) The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two-month lag since the Company does not have the same reporting date as its associates (for the three months ended February 28, 2022, the Company utilized its associates’ three months ended December 31, 2021 results).
(3) During the year ended August 31, 2021, the Company identified indicators of impairment with respect to its investment in alpha-cannabis® Pharma GmbH, resulting in impairment which reduced the carrying value of the investment to $nil.
(4) During the year ended August 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana Health Corporation, resulting in impairment which reduced the carrying value of the investment to $nil.
a.alpha-cannabis Pharma GmbH
On October 10, 2018, the Company executed an investment agreement with alpha-cannabis® Pharma GmbH (“ACG”) pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25.0% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market.

The Company had a commitment to deliver additional consideration of up to €875 in the form of the Company’s Common Shares contingent on the achievement of certain gross margin-based milestones. The Company had estimated the fair value of these contingent shares as €649 ($972) as of the investment date and had included a corresponding long-term derivative liability under other liabilities in the statement of financial position. As at February 28, 2022, there have been no changes to the fair value of the contingent share consideration which is $nil. Refer to Note 16 for further information.

Concurrent with the Company’s investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby the Company may supply ACG with dried cannabis flowers.

During the year ended August 31, 2021, the Company identified indicators of impairment with respect to its investment in ACG. The Company determined the recoverable amount to approximate $nil based on the higher of fair value less cost of disposal and value in use, as a result of the current financial difficulties including negligible projected revenues for future years; expected cash flow deficits; the lack of GMP certified inventory and a significant decline in ACG's market share, and as such had recorded an impairment loss of $3,266 in the consolidated statement of operations and comprehensive loss for the year ended August 31, 2021.
b.Hyasynth Biologicals Inc.
On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. (“Hyasynth”) by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. The first tranche was issued on that date, the second tranche (“Tranche 2”) was issued on October 23, 2020 (as described below), and the third tranche ("Tranche 3") was issued on December 22, 2021 (as described below).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    20

Hyasynth is a privately held biotechnology company based in Montreal, Quebec and is a leader in the field of cannabinoid science and biosynthesis. The Company’s investment is in the form of convertible debentures, which provide a potential ownership interest of up to 43.4% based on Tranche 1.

Concurrent with the Company’s investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth’s annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, is secured, and matures on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth’s facility reaching a pre-defined production capacity.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures. This brought the Company’s total face value of convertible debentures investment in Hyasynth to $7,500 at November 30, 2020, which provided the Company with a potential ownership interest of up to 46.7% on a fully diluted basis.

On December 22, 2021, the previously issued debenture agreement was amended to waive the milestone requirement for the Tranche 3 convertible debenture. Subsequently, the Company advanced an additional $2,500 to Hyasynth for the Tranche 3 convertible debentures bringing the Company's total investment in Hyasynth to $10,000, which provides the Company with a potential ownership interest of up to 48.9% on a fully diluted basis. The proceeds have been designated to advance Hyasynth's production scalability as well as investment in new cannabinoid technologies, business development and company growth.

In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth’s board of directors, and thereby concluded that the equity method of accounting is appropriate. The Company has appointed two nominee directors to the board of Hyasynth.

18.    RELATED PARTY TRANSACTIONS
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

Management and Board compensation
For the three and six months ended February 28, 2022 and 2021, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2022	FEBRUARY 28, 2021	FEBRUARY 28, 2022	FEBRUARY 28, 2021
Salaries and consulting fees	$897	$802	$1,866	$1,325
Share-based compensation	739	670	1,633	1,152
Total key management compensation	$1,636	$1,472	$3,499	$2,477

During the three and six months ended February 28, 2022, nil and 500,000 stock options, respectively (February 28, 2021 – 330,000 and 330,000) were granted to key management personnel with an aggregate fair value of $nil and $898 (February 28, 2021 – $456 and $456). In addition, during the three and six months ended February 28, 2022, nil and 361,942 RSUs, respectively (February 28, 2021 – 349,493 and 349,493), were granted to key management personnel with an aggregate fair value of $nil and $995, respectively (February 28, 2021 – $637 and $637). For the three and six months ended February 28, 2022, nil and 140,537 PSUs, respectively (February 28, 2021 – 240,740 and 240,740) were issued to key management personnel with an aggregate fair value of $nil and $164, respectively (February 28, 2021 – $259 and $259).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    21

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three and six months ended February 28, 2022, under the PDC Agreement, BAT incurred $506 and $1,212 (February 28, 2021 - $nil and $nil) for direct expenses and the Company incurred $1,339 and $2,514 (February 28, 2021 - $nil and $nil) of direct expenses and capital expenditures for a total of $1,845 and $3,726 related to the Center of Excellence ("CoE") respectively. The Company recorded $620 and $1,295 of these expenditures in the condensed consolidated interim statement of operations and comprehensive loss. For the three and six months ended February 28, 2022, the Company recorded $302 and $606, respectively, of capital expenditures are included in the condensed consolidated interim statement of financial position.

During the three months ended February 28, 2022, BAT exercised 2,659,716 Top-up Rights at an average exercise price of $2.39, as described in Note 14, for cash proceeds of $6,348. At February 28, 2022, there are no balances owing to or from BAT.

19.     CAPITAL MANAGEMENT
The Company considers its capital to consist of long-term debt, derivative liabilities, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which is disclosed in the February 28, 2022 condensed consolidated interim statement of financial position as $527,850 (August 31, 2021 - $517,642). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of foreign currency translation gains and losses recorded on the Company’s investment in ACG.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the period.

20.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, restricted funds, accounts payable and accrued liabilities, long-term debt, other current and long-term liabilities and derivative liabilities.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $272, which is its carrying value.

The fair value of the EIC contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of EIC achieving its milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

At February 28, 2022, the probabilities of EIC achieving the remaining two milestones, as discussed in Note 28, were estimated to be 90%, and 0%, respectively. If the probabilities of achieving the milestones increased or decreased by 10%,
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    22

the estimated fair value of the contingent share consideration would increase or decrease by approximately $950 and $700, respectively.

The fair value of the LAU contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of LAU achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining LAU's future adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and the weighted average cost of capital ("WACC").

At February 28, 2022, the fair value of the LAU contingent share consideration was revalued to $6,718. If the WACC increased by 1%, the estimated fair value of the contingent share consideration and net loss would decrease by $139, or if it is decreased by 1%, the estimated fair value of the contingent share consideration and net loss would increase by $131.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), outstanding trade and loan receivables, and restricted funds. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, and restricted funds on the statement of financial position at February 28, 2022 approximates $209,003 (August 31, 2021 - $235,949).

As of February 28, 2022 and August 31, 2021, the Company’s aging of trade receivables was as follows:

	FEBRUARY 28, 2022	AUGUST 31, 2021
0-60 days	$23,395	$20,029
61-120 days	278	886
Gross trade receivables	$23,673	$20,915
Less: Expected credit losses and reserve for product returns and price adjustments	(1,433)	(710)
	$22,240	$20,205

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At February 28, 2022, the Company had $82,287 (August 31, 2021 – $55,365) of cash and working capital of $189,597 (August 31, 2021 - $234,349). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at February 28, 2022:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$25,551	$25,551	$25,551	$—	$—	$—
Long-term debt	272	288	80	208	—	—
	$25,823	$25,839	$25,631	$208	$—	$—

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2022 AND 2021    23

In connection with the Company’s facilities, the Company is contractually committed to approximately $28,626 of capital expenditures, mostly related to its Moncton Campus.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Towards the end of fiscal 2021, the Company no longer had any exposure as a significant portion of debt was repaid, as a result a 1% change in benchmark interest rates will have no impact on the Company's interest expense.

21.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the three and six months ended February 28, 2022 and 2021 is disaggregated as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2022	FEBRUARY 28, 2021	FEBRUARY 28, 2022	FEBRUARY 28, 2021
Adult-use recreational wholesale revenue (Canadian)	$36,843	$16,458	$75,677	$39,002
Direct to patient medical and medical wholesale revenue (Canadian)	2,062	2,240	4,123	4,621
International wholesale (business to business)	4,437	74	7,866	314
Wholesale to licensed producers (Canadian)	556	400	556	464
Other revenue	36	120	57	171
Gross revenue	$43,934	$19,292	$88,279	$44,572
Excise taxes	(12,098)	(4,649)	(26,065)	(10,598)
Net revenue	$31,836	$14,643	$62,214	$33,974

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

During the three and six months ended February 28, 2022, the Company had four and four customers (February 28, 2021 – three and three customers), respectively, that individually represented more than 10% of the Company’s net revenue.

22.    COST OF SALES
Cost of sales is comprised of the cost of inventories sold during the period, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions for inventory that do not pass the Company’s quality assurance standards and obsolete products and packaging, and other production overhead.

During the three and six months ended February 28, 2022, the Company recorded provisions in relation to excess and obsolete inventories and biological assets as well as adjustments to net realizable value totaling $711 and $3,023, respectively (February 28, 2021 - $13,549 and $16,675), which are detailed in Note 8.

During the three and six months ended February 28, 2022, the Company recorded $nil and $709 (February 28, 2021 - $2,274 and $4,938) in charges for unabsorbed fixed overhead related to reduced production volumes. These charges were expensed to cost of sales.

23.    CONTINGENCIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “Claim”) was filed with the Supreme Court of Nova Scotia (the “NS Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the
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pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The amended Claim also contained a request for an order certifying the proceeding as a class proceeding.

During late June 2018, certification hearings were heard before the NS Court. On January 18, 2019, the NS Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019 and the decision was reserved. On April 30, 2020, the Nova Scotia Court of Appeal ruled that the plaintiff failed to present any evidence that the cannabis purchased by medical customers in 2016 could cause any particular adverse health effects. As a result, class members would not be able to bring claims for damages for adverse health effects in the class proceeding. On June 26, 2020, the plaintiff filed an application for leave to appeal the Nova Scotia Court of Appeal’s decision with the Supreme Court of Canada. On November 5, 2020, the application for leave to appeal was dismissed by the Supreme Court of Canada.

The Company is working to settle what remains of the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover a portion of the fees or damages which may be associated with the Claim although the Company’s coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court.

On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company.  The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

At February 28, 2022, an amount of $2,338 (August 31, 2021 - $2,750) in regards to claims and other contingencies was included in the condensed consolidated interim statement of financial position under provisions. For the three and six months ended February 28, 2022, payments of $412 (February 28, 2021 -$nil and $nil) were made and no additional provisions (February 28, 2021 - $500 and $500) have been recorded in the condensed consolidated interim statements of operations and comprehensive loss.

24.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 28, 2022	FEBRUARY 28, 2021	FEBRUARY 28, 2022	FEBRUARY 28, 2021
		(Note 30)		(Note 30)
Office and general	$3,542	$3,406	$6,651	$6,551
Wages and benefits	2,920	2,379	5,790	4,264
Professional fees	2,252	841	3,329	2,093
Depreciation and amortization	1,431	523	2,246	1,012
Travel and accommodation	366	17	450	30
Utilities	70	22	99	40
Total general and administrative expenses	$10,581	$7,188	$18,565	$13,990

25.    INCOME TAXES
Income tax expense is recognized at an amount determined by multiplying the income (loss) before tax for the interim period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual consolidated financial statements.

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As at February 28, 2022, income taxes payable are $1,008 (August 31, 2021 - $nil), which are a result of the Company's acquisition of LAU, as described in Note 28. Additionally, the Company has recognized a deferred tax liability of $3,885 (August 31, 2021 - $nil) which was derived from the temporary difference related to the intangible assets acquired in the acquisition of LAU, as described in Note 28.

26.    GOVERNMENT SUBSIDIES
On April 1, 2020, Department of Finance Canada announced the CEWS, which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Also, on October 9, 2020, the creation of the Canada Emergency Rent Subsidy ("CERS") program was announced to provide support to qualifying tenants and property owners in the form of rent subsidy that is made available to organizations that continue to endure declining revenues, and the lockdown support, which provides an additional top-up to those entities that must either close or significantly restrict their activities due to a public health order. Under these programs, the Company applied for subsidies for the three and six months ended February 28, 2022 of $nil and $nil, respectively (February 28, 2021 - $2,709 and $4,541), which has been included as government subsidies in the statements of operations and comprehensive loss.

27.     PRODUCT DEVELOPMENT COLLABORATION
On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into a PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s Moncton Campus, which holds the Health Canada licenses required to conduct research and development (“R&D”) activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both the Company and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the Investment Proceeds were reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds at February 28, 2022 is $34,940 (August 31, 2021 - $31,109).

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss. For the three and six months ended February 28, 2022, $620 and $1,295 of expenses have been recorded in the statement of operations and comprehensive loss.

28.    ACQUISITION OF SUBSIDIARIES
i.Laurentian Organic Inc.
On December 21, 2021, the Company acquired 100% of the shares and voting interests of the non-listed LAU for $36,000, consisting of $10,000 in cash consideration, $7,000 on closing and $3,000 held back, with the remaining $26,000 in share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration based on LAU's future adjusted EBITDA over a period of two years.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of LAU are inputs (production equipment, manufacturing facility and a cultivation, processing and sales license), production processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Taking control of LAU is expected to enable the Company to penetrate a new product category and provides the Company with access to Laurentian's expertise in the hash manufacturing space. The acquisition is also expected to provide the Company with an increased share of the craft flower and hash market.

For the two months ended February 28, 2022, LAU contributed $2,502 of gross revenue and net income of $536 to the consolidated results. If the acquisition had occurred on September 1, 2021, management estimates consolidated gross revenue would have been $94,824 and consolidated net loss would have been approximately $4,434 for the six months ended February 28, 2022.

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Equity Instruments Issued
The fair value of the 10,896,442 Common Shares issued was $27,568, based on the TSX listed share price of the Company on closing of December 21, 2021 of $2.53 per share. The number of Common Shares issued was calculated by dividing the total share consideration of $26,000, per the share purchase agreement, by the 5-day volume-weighted average TSX listed share price of the Company preceding the closing date of $2.39.

Acquisition Costs
The Company incurred acquisition-related costs of $1,039 on legal fees and due diligence costs. Of these costs $984 have been included in the statement of operations and comprehensive loss and $55 have been capitalized to share issuance costs.

Contingent Share Consideration
The acquisition includes contingent share consideration as follows (all capitalized terms used below not otherwise defined herein have the respective meanings ascribed to them in the Company’s agreement to acquire LAU):

a) First Year Earnout calculated for the period January 1, 2022 to December 31, 2022, as the greater of (i) zero and (ii) the difference obtained when the sum of $2,000 and 50% of the agreed capital expenditures is subtracted from 30% of the First Year adjusted EBITDA Multiple, payable in Common Shares, provided that, the sum of the Initial Consideration and the First Year Earnout Amount shall not exceed the First Year adjusted EBITDA Multiple; and
b) Second Year Earnout calculated for the period January 1, 2023 to December 31, 2023, as 19% of the Second Year adjusted EBITDA Multiple less the remaining balance of the agreed capital expenditures less, payable in Common Shares, provided that, the sum of the Initial Consideration, the First Year Earnout Amount and the Second Year Earnout Amount shall not exceed the Second Year EBITDA Multiple.

Earnout payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $6,996.

As at February 28, 2022, the contingent share consideration has been adjusted to $6,718 to reflect changes in estimates, of which $2,913 is included in current liabilities.

Assets acquired and liabilities assumed
The Company has not yet finalized the purchase accounting including determination of any final working capital adjustment. The following table summarizes management's provisional recognition of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Accounts receivable	$1,317
Biological assets	183
Inventories	1,767
Property, plant and equipment	4,481
Right-of-use assets	41
Intangible assets	14,217
Other	10
Total assets	$22,016

Liabilities
Bank indebtedness	$616
Accounts payable and accrued liabilities	3,615
Lease liability	41
Deferred income taxes	4,105
Total liabilities	$8,377
Total identifiable net assets at fair value	$13,639

Consideration transferred
Cash consideration	$10,000
Equity instruments (10,896,442 Common Shares)	27,568
Contingent share consideration	6,996
Working capital adjustments	(1,960)
$42,604

Goodwill arising on acquisition	$28,965
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Goodwill
Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax purposes.

ii.The Edibles and Infusions Corporation
On April 6, 2021, the Company acquired 100% of the shares and voting interests of the non-listed EIC, including SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 should EIC achieve its milestones. On August 26, 2021, SUHM Investments Inc, Quality Confections Corporation and EIC amalgamated with the continuing entity being EIC. The fair value of the Common Shares issued was based on the TSX listed share price of the Company on closing of April 5, 2021 of $4.36 per share. The Company incurred acquisition-related costs of $620 on legal fees and due diligence costs. Of these costs $555 had been included in the statement of operations and comprehensive loss and $65 were been capitalized to share issuance costs

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of EIC are inputs (production equipment, manufacturing facility and a standard research and processing license), production processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Contingent share consideration
The acquisition includes contingent share consideration based on various milestones as follows:

a) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market. This was achieved prior to August 31, 2021 and settled subsequently on September 8, 2021.
b) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022.
c) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022.

Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement.

As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249. At August 31, 2021, the contingent consideration was adjusted to $9,038 to reflect changes in estimates, of which $3,500 was included in other liabilities on EIC's achievement of the first milestone. On September 8, 2021, the Company issued 1,039,192 Common Shares as consideration for the first milestone earnout, which the fair value of the Common Shares issued was based on the 5-day volume-weighted average TSX listed share price of the Company of $3.37 per share. As at February 28, 2022, the remaining contingent consideration was adjusted to $6,300 to reflect changes in estimates and recorded in the statement of operations and comprehensive loss for the three and six months ended is a change in fair value of $944 and $762, respectively.

During the three and six months ended February 28, 2022, the Company finalized the acquisition accounting, which resulted in an increase to the ROU asset of $1,718, increase to lease liabilities of $411 and a decrease to goodwill of $1,307.

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Assets acquired and liabilities assumed
The following table summarizes management's recognition of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Property, plant and equipment	$13,546
Intangibles assets	2,685
Deposits on equipment	2,157
Other assets	28
Total assets	$18,416

Liabilities
Accounts payable and accrued liabilities	$2,047
Lease liability	2,153
Total liabilities	$4,200
Total identifiable net assets at fair value	$14,216

Consideration transferred
Equity instruments (5,045,873 common shares)	$22,000
Contingent share consideration	5,249
Working capital adjustment	(19)
$27,230

Goodwill arising on acquisition	$13,014

Lease liability
The Company measured the acquired lease liability using the present value of the remaining lease payments at the date of acquisition. The right-of-use asset was measured at an amount equal to the lease liabilities.

Goodwill
The goodwill is attributable to the skills and technical talent of EIC's work force and the synergies expected to be achieved from integrating EIC into the Company’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

29.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

30. COMPARATIVE FIGURES
Certain reclassifications have been made to the prior periods comparative figures to enhance comparability with the current period financial statements, none of the reclassifications result in a change to net loss or shareholders' equity.

The following reclassifications were to enhance disclosure of certain figures:

	THREE MONTHS ENDED
	FEBRUARY 28, 2021
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	AS REPORTED	ADJUSTMENT	AS RECLASSIFIED
Fair value adjustment to biological assets, inventories sold and other charges	$(692)	$692	$—
Realized fair value on inventories sold and other inventory charges	—	(7,208)	(7,208)
Unrealized gain on changes in fair value of biological assets	—	6,516	6,516
	$(692)	$—	$(692)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	AS REPORTED	ADJUSTMENT	AS RECLASSIFIED
General and administrative	$7,990	$(802)	$7,188
Research and development	$—	$802	$802
	$7,990	$—	$7,990

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	SIX MONTHS ENDED
	FEBRUARY 28, 2021
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	AS REPORTED	ADJUSTMENT	AS RECLASSIFIED
Fair value adjustment to biological assets, inventories sold and other charges	$(13,524)	$13,524	$—
Realized fair value on inventories sold and other inventory charges	—	(19,926)	(19,926)
Unrealized gain on changes in fair value of biological assets	—	6,402	6,402
	$(13,524)	$—	$(13,524)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	AS REPORTED	ADJUSTMENT	AS RECLASSIFIED
General and administrative	$15,438	$(1,448)	$13,990
Research and development	$—	$1,448	$1,448
	$15,438	$—	$15,438

	AUGUST 31, 2021
STATEMENTS OF FINANCIAL POSITION	AS REPORTED	ADJUSTMENT	AS RECLASSIFIED
Accounts payable and accrued liabilities	$23,436	$(4,484)	$18,952
Other liabilities	$—	$4,484	$4,484
	$23,436	$—	$23,436
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